SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

Under the Securities Exchange Act of 1934

SCHEDULE 13G

AMENDMENT NO. 3

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

        Host America Corp.

(Name of Issuer)

         Common Stock, par value $0.01 per share

(Title of Class of Securities)

            44106W100

(CUSIP Number)

April 11, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

SCHEDULE 13G

CUSIP No.  44106W100

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON First New York Securities L.L.C.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION New York
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 277,015
		6)	SHARED VOTING POWER 0
		7)	SOLE DISPOSITIVE POWER 277,015
		8)	SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 277,015
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.63%
12)	TYPE OF REPORTING PERSON BD

SCHEDULE 13G

CUSIP No.  44106W100

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steve Heinemann
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 99,000[1]
		6)	SHARED VOTING POWER 0
		7)	SOLE DISPOSITIVE POWER 99,000
		8)	SHARED DISPOSITIVE POWER 204,511
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 303,511
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.88%
12)	TYPE OF REPORTING PERSON IN
______________________
1 Includes 15,000 shares which are issuable upon exercise of warrants.

SCHEDULE 13G

CUSIP No.  44106W1008

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Doug Lipton
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 109,500[2]
		6)	SHARED VOTING POWER 0
		7)	SOLE DISPOSITIVE POWER 109,500
		8)	SHARED DISPOSITIVE POWER 204,511
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 314,011
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.98%
12)	TYPE OF REPORTING PERSON IN
_____________________
2 Includes 15,000 shares which are issuable upon the exercise of warrants.

SCHEDULE 13G

CUSIP No.  44106W100

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jay Goldstein
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 124,500
		6)	SHARED VOTING POWER 0
		7)	SOLE DISPOSITIVE POWER 124,500
		8)	SHARED DISPOSITIVE POWER 39,500
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,000
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.56%
12)	TYPE OF REPORTING PERSON IN

Schedule 13G

Item 1(a).    Name of Issuer:

Host America Corp.

Item 1(b).    Address of Issuer’s Principal Executive Offices:

445 Park Avenue, Suite 1028
New York, New York 10022

Item 2(a).    Name of Person Filing:

(1)	First New York Securities L.L.C. (“FNYS”)

(2)	Steve Heinemann. Mr. Heinemann is employed by and trades securities of the issuer for the proprietary account of FNYS.

(3)	Doug Lipton. Mr. Lipton is a Partner of FNYS.

(4)	Jay Goldstein. Mr. Goldstein is a Partner of FNYS.

Item 2(b).    Address of Principal Business Office or, if None, Residence:

(1)	First New York Securities L.L.C. 850 Third Avenue, 17th Floor
New York, NY 10022

(2)	Steve Heinemann c/o First New York Securities L.L.C.
850 Third Avenue, 8th Floor
New York, NY 10022

(3)	Doug Lipton c/o First New York Securities L.L.C.
850 Third Avenue, 8th Floor
New York, NY 10022

(4)	Jay Goldstein c/o First New York Securities L.L.C.
850 Third Avenue, 8th Floor
New York, NY 10022

Item 2(c).    Citizenship:

(1)	First New York Securities L.L.C. New York

(2)	Steve Heinemann United States

(3)	Doug Lipton United States

(4)	Jay Goldstein United States

Item 2(d).    Title of Class of Securities:

Common Stock, par value $.01 per share

Item 2(e).    CUSIP Number:

44106W100

Item 3.    If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	Investment Adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

(f)	☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company or control person in accordance with §240.13d-1(b)(ii)(G)

(h)	☐	Savings Association as defined in §3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	Church plan that is excluded from the definition of an investment company under §3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with §240.13d-1(b)(ii)(J)

Item 4.    Ownership.

(a)	Amount beneficially owned:

(1)	First New York Securities L.L.C. 277,015

(2)	Steve Heinemann 303,511

(3)	Doug Lipton 314,0113

(4)	Jay Goldstein 164,000

(b)	Percent of class[4] :

(1)	First New York Securities L.L.C. 2.63%

(2)	Steve Heinemann 2.88%

(3)	Doug Lipton 2.98%

____________________
3Includes shares held by Stephen Lipton and Michael Lipton (Doug Lipton’s sons).
4Percentages are based on 10,506,514 shares of Common Stock outstanding (as set forth in the Issuer’s Form S-1A filed on May 7, 2007).

(4)	Jay Goldstein 1.56%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

(1)	First New York Securities L.L.C. 277,015

(2)	Steve Heinemann 99,000

(3)	Doug Lipton 109,500

(4)	Jay Goldstein 124,500

(ii)	Shared power to vote or to direct the vote:

(1)	First New York Securities L.L.C. 0

(2)	Steve Heinemann 0

(3)	Doug Lipton 0

(4)	Jay Goldstein 0

(iii)	Sole power to dispose or to direct the disposition of:

(1)	First New York Securities L.L.C. 277,015

(2)	Steve Heinemann 99,000

(3)	Doug Lipton 109,500

(4)	Jay Goldstein 124,500

(iv)	Shared power to dispose or to direct the disposition of:

(1)	First New York Securities L.L.C. 0

(2)	Steve Heinemann 204,511

(3)	Doug Lipton 204,511

(4)	Jay Goldstein 39,500

Item 5.    Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

Not Applicable.

Item 9.    Notice of Dissolution of Group.

Not Applicable.

Item 10.          Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 11, 2007                          FIRST NEW YORK SECURITIES L.L.C.

    By:  /s/Harris Suffian
Name: Harris Sufian
Title: Managing Member

    /s/ Steve Heinemann
    Steve Heinemann

    /s/ Doug Lipton
    Doug Lipton

    /s/ Jay Goldstein
    Jay Goldstein

Exhibit 1
AGREEMENT OF JOINT FILING

Pursuant to rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13G (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed is on the behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of May 11, 2007.

    FIRST NEW YORK SECURITIES L.L.C.

    By:  /s/Harris Suffian
Name: Harris Sufian
Title: Managing Member

    /s/ Steve Heinemann
    Steve Heinemann

    /s/ Doug Lipton
    Doug Lipton

    /s/ Jay Goldstein
    Jay Goldstein